Mirabel Vranjkovic

Managing partner at Webstreet, LLC since 2020

Finance at DePaul University, 2009

Mirabel (Mike) Vranjkovic is the founding partner of WebStreet (formerly Empire Flippers Capital). His vast experience in the financial sector and the e-commerce industry give him a unique perspective on leveraging online businesses to obtain strong non-correlated returns during a recession. Previously he covered various positions at Empire Flippers.